Exhibit 26 (q)(i)

MEMORANDUM DESCRIBING the INSURANCE COMPANY’S ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

Description of Issuance, Transfer and Redemption Procedures

for WRL Benefactor

Individual Flexible Premium Variable Life Insurance Policies

Issued by

Transamerica Life Insurance Company

This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by Transamerica Life Insurance Company (the “Company”) in connection with the issuance of WRL Benefactor, its individual flexible premium variable life insurance policy (“Policy” or “Policies”) and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy (“owners”) of their interests in those Policies. Terms used herein have the same definitions as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy (File No. 333-_____, 811-21929) as filed with the Securities and Exchange Commission (“SEC”).

TABLE OF CONTENTS

I.	Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums	1
A.	Offer of the Policies, Application, Initial Premium, and Issuance	1
B.	Additional Premiums	3
C.	Crediting Premiums	3
D.	No Lapse Guarantee; Premiums During a Grace Period and Premiums Upon Reinstatement	3
E.	Allocations of Initial Premium Among the Fixed Account and the Subaccounts	4
F.	Loan Repayments and Interest Payments	5
G.	Refund of Excess Premiums for Modified Endowment Contracts	5
II.	Transfers	5
A.	Transfers Among the Subaccounts and the Fixed Account	5
B.	Dollar Cost Averaging	6
C.	Asset Rebalancing	7
D.	Third Party Asset Allocation Services	7
E.	Transfer Errors	8
III.	“Redemption” Procedures	8
A.	“Free-Look” Right	8
B.	Surrenders	8
C.	Cash Withdrawals	10
D.	Lapses	11
E.	Death Benefits	11
F.	Premium Expense Charge, Monthly Deduction, Cost of Insurance Rates, Mortality and Expense Risk Charge, FixedAccount Asset Based Charge	13
G.	Policy Loans	14
H.	Policy Changes After Age 100	15
I.	Payments by the Company	15
J.	Conversion Rights	16
K.	Redemption Errors	16
L.	Misstatement of Age or Gender	16
M.	Incontestability	16
N.	Limited Death Benefit	16

I.	Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums

A.	Offer of the Policies, Application, Initial Premium, and Issuance

Offer of the Policies. The Policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws for an initial premium determined by the owner, who also has the flexibility to determine the frequency and the amount of premiums to be paid under the Policy. However, before the Policy is issued, the Company may require the owner to pay a premium at least equal to the initial premium set forth in the Policy. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays an initial premium commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and rate class of the insured. Uniform charges for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform charge for all insureds, there is a uniform charge and coverage for all insureds of the same rate class, age, gender, and premium paid.

Application. To purchase a Policy, the owner must submit a completed application and an initial premium to the Company through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG, the principal underwriter for the Policy, and the Company. A minimum initial premium of $25,000 is required.

We will generally only issue a Policy to the owner if the owner provides sufficient evidence that the insured meets the Company’s insurability standards. The application is subject to the Company’s underwriting rules, and the Company may reject any application for any reason permitted by law. The Company will not issue a Policy to the owner if the insured is under the age of 25 or over the age of 85; the maximum issue age for a Policy issued on a simplified underwriting basis is 70. The insured must be insurable and acceptable to us under the Company’s underwriting rules on the later of:

•	the date of your application; or

•	the date the insured completes all of the medical tests and examinations that we require.

Receipt of Application and Underwriting. Upon receipt of the initial premium and a completed application in good order from an applicant, the Company will follow underwriting procedures for life insurance designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed insured before a determination can be made.

The underwriting process determines the rate class to which the insured is assigned if the application is accepted. The Policy uses mortality tables that distinguish between men and women; as a result, the Policy pays different benefits to men and women of the same age. The Company currently places insureds in the following standard rate classes:

•	male, smoker;

•	male, non-smoker;

•	female, smoker; and

•	female, non-smoker.

The Company also places insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. The Company generally charges higher rates for insureds who use tobacco.

The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned promptly, without interest. The insured must be insurable and acceptable to the Company under its underwriting rules on the later of the date of the application or the date the insured completes all required medical tests and examinations.

Issuance of Policy. If (1) the Company’s underwriting process is complete; (2) the application has been approved; (3) an initial premium of sufficient amount has been received; and (4) the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, then full life insurance coverage goes into effect, the Policy is issued, and the Company begins to take the monthly deductions. This is the Policy date. The Policy date is shown on the schedule page of the Policy, and the Company measures Policy months, years, and anniversaries from the Policy date. The Policy date is generally the record date, which is the date the Company records the Policy on the books as an in force Policy, unless the Policy is backdated.

Backdating. If the owner requests, the Company may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law or by the Company’s underwriting rules. A backdating request must be in writing and, if approved, will amend the application. Cost of insurance charges, if there are any, are based in part on the age of the insured on the Policy date or on the date of a requested increase in coverage. Generally, any cost of insurance charges are lower at a younger age. The Company will deduct the monthly deduction, including any cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deduction in the future may be lower than what would have been charged had the Company not backdated the Policy, the owner may be paying for insurance during a period when the Policy was not in force.

Initial Premium. The initial premium must be paid on or before the Policy date. The owner will receive insurance coverage under the Policy only after the Company has completed the required underwriting, received the initial premium in good order, and issued the Policy. Any premium payments received before the Company issues the Policy will be held in a non-interest bearing suspense account during underwriting up to 66 days. On the date the Policy is issued as applied for (the “Policy date”), the entire amount in the suspense account will be allocated as follows: (i) to the subaccounts and/or the fixed account as specified in the application, if the state does not require a full refund of initial premium; or (ii) to the reallocation account (see below), if the state requires us to return the initial premium in the event the owner exercises the free-look right.

The Company applies the following guidelines when issuing a Policy:

•

If the total premium received at the end of the 66-day period is less than $25,000, the application will be rejected and all payments received will be returned to the owner. The Company will reject the application as not in good order.

•

If the total premium the Company received at the end of the 66-day period is $25,000 or more, but less than the amount of initial premium specified on the Policy application, then the Company will return all payments received to the owner, unless the Company receives other instructions from the owner in writing.

•

If the owner originally submitted a full underwriting application and the total premium received is too little for a fully underwritten Policy, then the application will be rejected and all payments received will be returned to the owner.

•

If the total premium received at any point during the 66-day period exceeds the amount of initial premium specified in the Policy application, the Company will either (i) apply the excess amount to the Policy the Company issues as initial premium, provided that the owner can provide the Company with the additional evidence of insurability that the Company may require, or (ii) return the excess amount to the owner.

•

If the owner originally submitted a simplified issue application and the total premium received exceeds our simplified underwriting limits, the Company may require that the owner complete a full underwriting review that may extend the underwriting and collection period beyond the 66 days currently anticipated.

Tax-Free Exchanges (1035 Exchanges). The Company will accept part or all of the initial premium from one or more policies insuring the same insured that qualify for a tax-free exchange under Section 1035 of the Internal Revenue Code (the “Code”).

B.	Additional Premiums

Additional Premiums Permitted. The owner generally has flexibility to determine the frequency and the amount of the premiums to be paid under the Policy. Additional premium payments must be at least $25,000, unless the premium is needed to prevent the Policy from lapsing. The Company may return premiums less than $25,000, unless a smaller amount is required to prevent a lapse. The owner may make unscheduled premium payments at any time and in any amount of at least $25,000. Under some circumstances, the owner may be required to pay extra premiums to prevent a lapse. The Company will not accept a payment that will cause the Policy to become a modified endowment contract without the owner’s consent.

An owner may pay premiums by any method the Company deems acceptable. The Company will also accept premium payments by wire transfer. The Company will treat any payment made as a premium payment unless it is clearly marked as a loan repayment.

C.	Crediting Premiums

Initial Premium. Depending on the laws of the state governing the Policy (usually the state where the insured lives), the Company will allocate the initial net premium on the record date either to the reallocation account (which is the portion of the fixed account where the Company holds the premium(s) until the reallocation date) or to the fixed account and the subaccounts selected on the Policy application. If the laws of the state governing the Policy do not require a refund of full premium, then the Company will allocate the initial net premium(s), minus monthly deductions, to the accounts selected.

If the applicant’s state requires the Company to return the initial premium in the event the free-look period is exercised, then the Company will allocate the net premium to the reallocation account until the reallocation date. On the first valuation date on or after the reallocation date (which is the record date, plus the number of days in the applicable state’s free-look period, plus five days), the Company will reallocate all cash value held in the reallocation account to the fixed account and subaccounts selected on the application. If the owner selected dollar cost averaging on the application, on the reallocation date the Company will allocate the Policy’s cash value either to the fixed account or to the money market subaccount (depending on which account the owner selected on the application). While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due.

On any day that the Company credits premiums or transfers cash value to a subaccount, the Company will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of that valuation date. The Company will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange (“NYSE”) is open for trading.

D.	No Lapse Guarantee; Premiums During a Grace Period and Premiums Upon Reinstatement

The Policy provides a no lapse guarantee. If there is no loan outstanding, the no lapse guarantee will be in effect and the Policy will not enter the grace period as long as either the Guaranteed Withdrawal Benefit Base or the Guaranteed Minimum Death Benefit is positive.

The no lapse guarantee is not in effect while a loan is outstanding, but can be restored if repaying the loan would cause the Guaranteed Withdrawal Benefit Base to become positive. If a loan causes the net surrender value of the Policy to reach zero, the Policy will enter a grace period and may subsequently lapse.

Reinstatement. The Company may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy the owner must:

•	submit a written application for reinstatement to the Company’s mailing office;

•	provide evidence of insurability satisfactory to the Company;

•	submit a new initial premium of at least $25,000 to our mailing address.

The cash value of the loan reserve on the reinstatement date will be zero. The net surrender value on the reinstatement date will equal net premiums paid at reinstatement, minus one monthly deduction and any surrender charge. Reinstatement of the Policy will restore the Guaranteed Withdrawal Benefit Base and the Guaranteed Minimum Death Benefit based on the new initial premium. The no lapse guarantee will be reinstated. The reinstatement date for the Policy will be the Monthiversary on or following the day the Company approves the application for reinstatement. The Company may decline a request for reinstatement. The Company will not reinstate indebtedness. The cash value of the loan reserve on the reinstatement date will be zero.

E.	Allocations of Initial Premium Among the Fixed Account and the Subaccounts

The Separate Account. An owner may allocate premiums to the subaccounts of the WRL Series Life Account G (the “separate account”). The separate account currently consists of several subaccounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio of a fund.    Each fund is registered under the Investment Company Act of 1940, as amended, as an open-ended management investment company. Additional subaccounts may be added from time to time to invest in other portfolios of a fund or any other investment company.

When an owner allocates an amount to a subaccount (either by premium allocation, transfer of cash value or repayment of a Policy loan), the Policy is credited with units in that subaccount. The number of units is determined by dividing the amount allocated, transferred or repaid to the subaccount by the subaccount’s unit value for the valuation date when the allocation or transfer request or repayment is received at the Company’s mailing office. A subaccount’s unit value is determined for each valuation period by multiplying the value of a unit for a subaccount for the prior valuation period by the net investment factor for the subaccount for the current valuation period. The unit value at the inception of each class of units of each subaccount was originally set at $10. The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next.

The Fixed Account. Owners also may allocate premiums to the fixed account, which guarantees principal and a minimum fixed rate of interest. Money allocated or transferred to the fixed account will earn interest at a current interest rate in effect at that time. The interest rate will equal at least 2%.

Allocations of Premiums Among the Separate Account and the Fixed Account. Premiums are allocated to the subaccounts and the fixed account in accordance with the following procedures.

The company classified certain portfolios of the Series Fund as Designated Subaccounts, and the owner can allocate only a certain percentage of cash value to those Designated Subaccounts. The percentage is 35%. If the owner’s percentage of total cash value that is in Designated Subaccounts exceeds 35%, the Company will rebalance it to 35% when you add premium, take a loan, repay a loan, make a withdrawal, or make a transfer. The excess over the Designated Subaccount Percentage of 35% will be simultaneously and automatically allocated pro ratably from the Designated Subaccounts to the Transamerica Money Market subaccount.

If the owner selects asset rebalancing, the cash value of the Policy (or initial premium if a new Policy) must be at least $5,000. Unless otherwise required by state law, the Company may restrict allocations to the fixed account if the fixed account value, net of the loan reserve, following the allocation would exceed $250,000.

Allocation percentages may be changed at any time by the owner submitting a written notice or through telephone instructions provided from 8:30 a.m. until 7:00 p.m. Eastern time, to the Company’s mailing office. The change will be effective at the end of the valuation date on which the Company receives the change. Upon instructions from the owner, the registered agent of record for the Policy may also change allocation instructions for the owner. The minimum amount that can be allocated to a particular subaccount is 1% of each net premium payment.

F.	Loan Repayments and Interest Payments

Repaying Loan Amount. The owner may repay all or part of the loan amount at any time while the Policy is in force. The loan amount is equal to the sum of all outstanding Policy loans including both principal plus any accrued interest. Loan repayments must be sent to the Company’s mailing office and will be credited as of the date received. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the death benefit.

Allocation for Repayment of Policy Loans. At each Policy anniversary, the Company will compare the outstanding loan amount to the amount in the loan reserve. The Company will also make this comparison any time the owner repays all or part of the loan, or makes a request to borrow an additional amount. At such time, if the outstanding loan amount exceeds the amount in the loan reserve, the Company will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the outstanding loan amount, the Company will withdraw the difference from the loan reserve and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. The Company reserves the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

Interest on Loan Reserve. The amount in the loan reserve will be credited with interest at a fixed annual effective rate of 2%. See “Policy Loans” below. Any interest earned that is in excess of the outstanding loan amount will be transferred on the Policy anniversary to the subaccounts and the fixed account in accordance with the instructions for premium allocations then in effect.

G.	Refund of Excess Premiums for Modified Endowment Contracts

At the time a Policy is issued, the Company will notify the owner as to whether the Policy is classified as a modified endowment contract (“MEC”) based on the initial premium received. If the Policy is not a MEC at issue, the owner will be notified of the maximum amount of additional premiums the owner can pay without causing the Policy to be classified as a MEC. At the time a premium is credited which would cause the Policy to become a MEC, the Company will immediately notify the owner and the agent. At that time, the owner will need to notify the Company if he or she wants the Policy to continue as a MEC. Unless the owner notifies the Company that he or she does want the Policy to continue as a MEC, the Company will refund the dollar amount of the excess premium that caused the Policy to become a MEC.

II.	Transfers

A.	Transfers Among the Subaccounts and the Fixed Account

The owner may transfer cash value between and among the subaccounts of the separate account and, subject to certain special rules, to and from the fixed account.

In any Policy year, the owner currently may make an unlimited number of “non-substantive” transfers among the subaccounts. All transfer requests made in one day are considered one transfer, regardless of the number of subaccounts affected by the transfer.

There is no minimum amount that must be transferred. There is no minimum amount that must remain in a subaccount following a transfer. However, unless otherwise required by state law, transfers to the fixed account may be restricted if the fixed account value, net of the loan reserve, following the transfer would exceed $250,000. Transfers from the fixed account may be limited to one per Policy year. The maximum amount that may be transferred from the fixed account to the subaccounts in any Policy year is limited to the greater of up to 25% of the amount in the fixed account on the date of the transfer or the amount transferred from the fixed account in the previous Policy year.

The Policy, as applied for and issued, will automatically receive telephone transfer privileges unless the owner provides other instructions. The telephone transfer privileges allow the owner to give authority to the registered representative or agent of record for the Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on the owner’s behalf according to the owner’s instructions. The Company will require the owner to provide certain information for identification purposes when making a transfer request by telephone, and may require written confirmation of the request.

Disruptive Trading and Market Timing. Professional market timing organizations and some Policy owners try to profit from various strategies called market timing; for example, switching money into investment option portfolios when they expect prices to rise and taking money out when they expect prices to fall, or switching from one investment option portfolio to another and then back again after a short period of time. As money is shifted in and out, the underlying mutual fund incurs expenses for buying and selling securities. These costs are borne by all Policy owners, including the long-term Policy owners who do not generate the costs. Frequent transfers may also impede the ability of the portfolio manager of the underlying fund to sustain the stated investment objective of the portfolio.

The transfer privilege under the Policy is not intended to serve as a vehicle for short-term or frequent transfers. The Policy does not permit market timing/frequent transfers. As described above, frequent transfers among investment option portfolios disrupt portfolio management in the underlying mutual fund and tend to drive fund expenses higher. We reserve the right to limit or revoke your transfer privileges and/or may not accept future premium payments from you if you engage in frequent transfer activity. We consider eight or more transfers in any three-month period to be frequent transfer activity, although we reserve the right to impose restrictions if there are less frequent transfers. We also reserve the right to implement, administer, and charge an owner for any fee or restriction, including redemption fees, imposed by an underlying fund portfolio.

B.	Dollar Cost Averaging

Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

Under dollar cost averaging, we automatically transfer a set dollar amount from the WRL Transamerica Money Market subaccount or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our mailing office, provided that we receive the form by the 25th day of the month.

To start dollar cost averaging:	• you must submit a completed form signed by the owner to us at our mailing office requesting dollar cost averaging;

• you may be required to have at least $5,000 in each account from which we will make transfers;

• your total transfers each month under dollar cost averaging may be limited to a minimum of $100;

• each month, you may not transfer more than one-tenth of the amount that was in your fixed account at the beginning of dollar cost averaging; and

• any transfer may be subject to the limitations on Designated Subaccounts.

You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if:	• we receive your request to cancel your participation;

• the value in the accounts from which we make the transfers is depleted;

• you elect to participate in the asset rebalancing program; or

• you elect to participate in any asset allocation services provided by a third party.

We may modify, suspend, or discontinue dollar cost averaging at any time.

C.	Asset Rebalancing

An owner may instruct the Company to rebalance automatically (on a monthly, quarterly, semi-annual or annual basis) the Policy’s cash value to maintain the percentage allocation specified in the owner’s currently effective premium allocation schedule. An owner may elect to participate in the asset rebalancing program at any time by sending a completed allocation request form to the Company’s mailing office. The initial rebalancing will occur on the next monthly, quarterly, semi-annual or annual anniversary indicated on this form. The Company will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open.

To participate in the asset rebalancing program, the Policy must have a cash value of at least $5,000 or make a $5,000 initial premium payment. Cash value in the fixed account is not available for this program. The allocation percentages must be in whole numbers. Subsequent changes to the allocation percentages may be made quarterly by written or telephone instructions to the Company’s mailing office. Once elected, asset rebalancing remains in effect until the owner instructs the Company to discontinue asset rebalancing. There is no charge for using the asset rebalancing program. The Company reserves the right to discontinue offering the asset rebalancing program at any time and for any reason. If an owner terminates participation in the program, the Company restricts the owner’s right to re-enter the program to once each Policy year. Asset rebalancing is not available while an owner is participating in any asset allocation services provided by a third party. Asset rebalancing will cease if the owner makes any transfer to or from any subaccount other than under a scheduled rebalancing.

D.	Third Party Asset Allocation Services

The Company does not offer any asset allocation programs for use with your life insurance policy, but an owner may engage a third party investment advisor to manage his or her account. The Company is not a party to the agreement an owner has with any such third party investment advisor, and any fee charged by an owner’s investment advisor is in addition to the fees and expenses that apply under the Policy.

The Company may provide administrative or other support services to independent third parties that have been authorized by owners to conduct transfers on their behalf or to recommend how subaccount values should be allocated. The Company may enter into administrative agreements with insurance agents or investment advisors that may impose limitations on their ability to request financial transactions on behalf of multiple owners.

The Company reserves the right to discontinue providing administrative and support services at any time and for any reason.

E.	Transfer Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the subaccounts and the fixed account, except for de minimus amounts. The Company will correct non de minimus errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will take any gain resulting from the error.

III.	“Redemption” Procedures

A.	“Free-Look” Right

The Policy provides for an initial free-look right during which an owner may cancel the Policy by returning it to the Company’s mailing or administrative office, to one of the Company’s branch offices or to the agent who sold the Policy. The free-look period expires 10 days after the owner receives the Policy. The free-look period may be longer in some states. Upon returning the Policy to the Company or to an authorized agent for forwarding to the Company’s mailing office, the Policy will be deemed void from the beginning. Within seven days after the Company’s mailing office receives the cancellation request and the Policy, the Company will pay a refund. In most states, the refund will be:

•	any charges and taxes deducted from premiums; plus

•	any monthly deductions or other charges deducted from amounts allocated to the subaccounts and the fixed account; plus

•	the cash value in the subaccounts and the fixed account on the date the Company (or its agent) receives the returned Policy at the Company’s mailing office.

Some states may require the Company to refund all of the premiums paid for the Policy.

B.	Surrenders

Requests for Net Surrender Value. If the insured is alive and the Policy is in force, the owner may surrender the Policy at any time for its net surrender value. The net surrender value on any valuation date is equal to the cash value, minus any surrender charge, and minus any outstanding loan amount and accrued loan interest. The net surrender value will be determined by the Company on the valuation date the Company’s mailing office receives all required documents, including a satisfactory written request containing the owner’s original signature. The signature of the owner’s spouse may be required. The Company will cancel the Policy as of the date the written request is received at the Company’s mailing office and the Company will ordinarily pay the net surrender value in a lump sum within seven days following receipt of the written request and all other required documents. The Policy cannot be reinstated after it is surrendered.

Surrender of Policy — Surrender Charge. If the Policy is surrendered during the first 5 or 6 Policy years (or during the 5 or 6-year period following an additional premium payment), the Company will deduct a surrender charge from the cash value and pay the remaining cash value (less any outstanding Policy loan amounts and accrued loan interest) to the owner.

The surrender charge is a percentage of the initial premium paid for the Policy and of each additional premium payment. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charge calculated for the initial premium and the surrender charges calculated for each additional premium payment.

If all of the initial premium is from a 1035 Exchange of a life insurance policy with remaining surrender charges greater than or equal to 3% or from an exchange of an annuity with remaining surrender charges greater than or equal to 3% (each a “replacement transaction”), the Policy will be issued with a 5-year surrender charge schedule. Each additional premium payment will have its own 5-year surrender charge schedule from the date of the additional premium payment. If any portion of the initial premium is not from such a replacement transaction, then the Policy will be issued with a 6-year surrender charge schedule, and each additional premium payment will have its own 6-year surrender charge schedule from the date of the additional premium payment.

There is no surrender charge if the owner waits until the end of the 5th or 6th Policy anniversary to surrender their Policy, and has not paid any additional premium payments within the past 5 or 6 Policy years. The payment the owner receives is called the net surrender value. The formula the Company uses is in compliance with state laws.

The surrender charge may be significant. The owner should evaluate this charge carefully before considering a surrender. Under some circumstances the level of surrender charges might result in no net surrender value available if the owner surrenders the Policy in the early Policy years. This will depend on a number of factors, but is more likely if:

•	withdrawals or loans are taken that cause the no lapse guarantee to fall out of effect; and/or

•	investment performance is low.

In addition, surrender charges that apply for 5 or 6 years after any additional premium payment will likely significantly reduce the net surrender value.

The surrender charge for each premium payment is calculated as:

•	the initial premium payment and each additional premium payment; multiplied by

•	the surrender charge percentage.

The surrender charge percentage is calculated separately for the initial premium payment and for each additional premium payment, using rates found in the prospectus. The surrender charge percentage varies by the number of years since the Policy date or date of additional premium payment. In no event are the surrender charge percentages any greater than those shown on the table below. The company always determines the surrender charge percentage from the Policy date or date of additional premium payment to the surrender date, regardless of whether there were any prior lapses and reinstatements.

Surrender Charge Percentages* (by duration from date of premium payment)

	At Issue	1	2	3	4	5	6+
6-Year Surrender Charge	8.0%	7.0%	5.0%	4.0%	3.0%	2.0%	0.0%
5-Year Surrender Charge	6.0%	5.0%	3.0%	2.0%	1.0%	0.0%	0.0%

*  The surrender charge percentage on any date other than a Policy anniversary or anniversary of an additional premium payment will be determined proportionately using the percentage at the end of the year prior to surrender and the percentage at the end of the year of surrender.

The surrender charge	=	(a x b) where: (a) is the surrender charge percentage (varies by duration from premium payment in order to comply with state non-forfeiture law), and (b) is the initial premium or additional premium.

The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including registered representative sales commissions and printing and advertising costs, as well as aggregate Policy expenses.

Extraordinary Expenses. When the Company incurs extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of the surrender payment, the Company will deduct that charge from the payment. The Company charges $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service.

C.	Cash Withdrawals

When Withdrawals are Permitted. After the first Policy year, the owner may withdraw a portion of the cash value, subject to the following conditions:

•

The owner must make a cash withdrawal request in writing, and the request must contain the owner’s original signature. The signature of the owner’s spouse may be required. The owner may also fax a withdrawal request to the Company if it is less than $50,000.

•

During Policy years 2 through 5, if not yet eligible for the Guaranteed Withdrawal Benefit (later of age 59 1⁄2 or the first Policy anniversary), the amount of the withdrawal cannot be less than $500, or greater than the lesser of 10% of the net surrender value or the net surrender value, minus $500.

•	After the fifth Policy year, if not yet eligible for the Guaranteed Withdrawal Benefit, the amount of a withdrawal cannot be less than $500; or greater than the net surrender value minus $500.

•

After eligibility for the Guaranteed Withdrawal Benefit, the amount of the withdrawal cannot be less than the lesser of $500 or the current Available Guaranteed Withdrawal Benefit Amount; or greater than the maximum of the net surrender value or the Available Guaranteed Withdrawal Benefit Amount.

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The owner may specify the subaccount(s) and the fixed account from which the withdrawal will be taken. If the owner does not specify an account, the Company will deduct the Policy’s value from each subaccount in accordance with the owner’s current premium allocation instructions. If this is not possible, the withdrawal amount will be withdrawn pro rata from each account. Any withdrawal may be subject to limitations on the Designated Subaccounts.

•	The Company generally will pay a cash withdrawal request within seven days following the valuation date on which the withdrawal request is received at the Company’s mailing address.

•	The owner may not take a cash withdrawal that would disqualify the owner’s Policy as life insurance under the Internal Revenue Code.

•	A cash withdrawal may have tax consequences.

Effect of Withdrawal on Death Benefit. The Guaranteed Minimum Death Benefit is equal to the return of a percentage of the initial premium reduced for any withdrawals as follows. The percentage of the initial premium in the Guaranteed Minimum Death Benefit will vary by the issue age when the premium was paid.

Age at time of initial premium payment	Return of initial premium percentage
Up to Age 65	100%
66 to 70	90%
71 to 75	85%
76 to 80	75%
81 to 85	70%

Withdrawals, including those under the Guaranteed Withdrawal Benefit, will reduce the amount of the Guaranteed Minimum Death Benefit. The Guaranteed Minimum Death Benefit after a withdrawal is equal to the Guaranteed Minimum Death Benefit before the withdrawal, minus the greater of:

1.	The withdrawal; or

2.	The withdrawal multiplied by the Guaranteed Minimum Death Benefit before the withdrawal divided by the cash value before the withdrawal.

Extraordinary Expenses. When the Company incurs extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of the partial withdrawal payment, the Company will deduct that charge from the payment. The Company charges $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service.

D.	Lapses

There is a possibility that the Policy will lose value and lapse. If the net surrender value is not enough to pay the monthly deductions and the no lapse guarantee is not in effect, the Company will mail a notice to the owner’s last known address and any assignee of record. The notice will specify the minimum payment that must be paid and the final date by which it must be received by the Company to prevent a lapse. The Company generally requires that the owner make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. If the Company does not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

E.	Premium Expense Charge, Monthly Deduction, Cost of Insurance Rates, Mortality and Expense Risk Charge and Fixed Account Asset Based Charge

Premium Expense Charge. The Company deducts a premium expense charge from premiums before allocating such premiums to the subaccounts and fixed account selected by the owner. This charge is equal to:

•	0% of all premium payments in the first Policy year; and

•	3.0% of all premiums paid thereafter.

The Company may increase the premium expense charge to 3% in the first Policy year for future new Policies.

Monthly Deduction. A monthly deduction will be deducted from the Policy’s cash value on the Policy date and on each Monthiversary. The monthly deduction is a charge compensating the Company for the services and benefits provided, costs and expenses incurred, and risks assumed by the Company in connection with the Policy.

The monthly deduction is equal to:

•	the monthly Policy charge (if any); plus

•	the monthly cost of insurance charge (if any) for the Policy; plus

•	the portion of the monthly deduction for any benefits provided by riders attached to the Policy (if any); plus

•	the fixed account asset based charge for the Policy.

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Monthly Policy Charge. The Company does not currently charge this fee. The company may increase this charge. The Company guarantees that this charge will never be more than $15.00 per month. This charge is used to cover aggregate Policy expenses.

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Cost of Insurance Charge. The Company currently does not deduct this charge each month. If the Company assesses this charge in the future, the charge will vary each month and will be determined as follows:

1.	reduce the death benefit on the Monthiversary by the cash value on the Monthiversary;

2.	multiply the net amount at risk provided under 1. (above) by the appropriate monthly cost of insurance rate.

Cost of Insurance Rates. While the Company does not currently assess a cost of insurance charge, the Company may assess a monthly cost of insurance charge in the future. To determine the monthly cost of insurances rates, the Company refers to a schedule of current cost of insurance rates using the insured’s issue age on the Policy date, gender, underwriting class, and length of time from the Policy date. The factors that affect the net amount at risk include the investment performance of the portfolios in which you invest, payment of premiums, the fees and charges deducted under the Policy, as well as any Policy transactions (such as loans, partial withdrawals, transfers, and additional premium payments). The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by the Company from time to time. The actual rates the Company charges will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in the owner’s Policy. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables, (“1980 C.S.O. Tables”) and the insured’s attained age, gender, and rate class. For non sub-standard rate classes, these guaranteed rates will never be greater than the rates in the relevant 1980 C.S.O. Tables.

The underwriting class of the insured will affect the cost of insurance rates. The Company uses a standard method of underwriting in determining underwriting classes, which are based on the risk factors of the insured. The Company may also place insureds for fully underwritten policies into sub-standard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates.

The Company expects to generally issue Policies on a simplified issue basis and will only issue with full underwriting Policies with initial premium above certain limits and Policies for primary insureds above a certain issue age. Basic death benefits, per dollar of cash value, for a Policy issued on a simplified issue basis will be lower than the Basic Death Benefit, per dollar of cash value, for a similar Policy issued on a standard basis with full underwriting. Cost of insurance rates, if any, charged for any Policies issued on a simplified or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that the Company offers, using different underwriting criteria. The guaranteed cost of insurance for simplified issues is based on 200% of the 1980 C.S.O. Tables.

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Optional Insurance Riders. The monthly deduction will include charges for any optional insurance benefits added to the Policy by rider. There are currently no optional riders available under the Policy.

Mortality and Expense Risk Charge. Each valuation date, the Company deducts a daily charge from the cash value in each subaccount in an amount equal to the Policy’s cash value in each subaccount multiplied by the daily pro rata portion of the annual mortality and expense risk charge rate of 3.20%. The annual rate is equal to 3.20% of the average daily net assets of each subaccount. If this charge, combined with other Policy fees and charges, does not cover the Company’s total actual costs for services rendered and expenses incurred, the Company absorbs the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. The Company expects to profit from these charges.

Fixed Account Asset Based Charge:

The Company deducts, in all Policy years, a monthly charge on each Monthiversary equal to an annual rate of 4.0% of the unloaned cash value of the fixed account. This charge is withdrawn from the cash value of the fixed account. The rate of this charge (4%) exceeds the minimum guaranteed effective annual interest rate credited to the cash value in the fixed account (2%). Therefore, assessment of this charge will decrease the cash value in the fixed account if only the minimum guaranteed effective annual interest rate is credited to the unloaned portion of the cash value in the fixed account.

F.	Death Benefits

Death Benefit Proceeds. As long as the Policy is in force, the Company will pay the death benefit upon receipt at the Company’s mailing office of satisfactory proof of the insured’s death, plus written direction (from each eligible recipient of death benefit proceeds) regarding how to pay the death benefit proceeds, and any other documents and information the Company needs. The Company may require return of the Policy.

The death benefit proceeds equal:

•	the death benefit (described below); minus

•	any monthly deductions due under the recovery of monthly deductions provision; minus

•	any outstanding Policy loan and accrued loan interest.

The Company will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, the Company will pay the death benefit proceeds to the owner or the owner’s estate.

The Company will pay the death benefit proceeds in a lump sum or under a settlement option. The election may be made by the owner during his or her lifetime, or, if no election is in effect at his or her death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. If no election is made, the Company will pay the death benefit proceeds in a lump sum.

If all or part of the death benefit proceeds will be paid to the beneficiary in one sum, the Company will pay interest on this sum as required by applicable state law from the date the Company receives due proof of the insured’s death to the date the Company makes payment. Generally payment will be made within seven days after the valuation date on which the Company has received at the Company’s administrative office all materials necessary to constitute due proof of death, and written directions (from each eligible recipient of death benefit proceeds) for payment of death benefit proceeds.

If a settlement option is elected, the death benefit will be applied to the option within seven days after the valuation date by which the Company received due proof of death, and written directions (from each eligible recipient of death benefit proceeds) for payment of death benefit proceeds and payments will begin under that option when provided by the option.

Death Benefit. The death benefit is determined at the end of the valuation period in which the insured dies.

Under Section 7702 of the Internal Revenue Code, the Policy will generally be treated as life insurance for federal tax purposes, if at all times the Policy meets a “cash value accumulation test (CVAT).”

The death benefit is the greater of the Basic Death Benefit or the Guaranteed Minimum Death Benefit.

Basic Death Benefit equals the greater of:	1.	the limitation percentage, as shown on the Policy’s schedule page, multiplied by the greater of the cash value or the Available Guaranteed Withdrawal Benefit Amount on the date of the primary insured’s death; or

	2.	the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Guaranteed Minimum Death Benefit

The Guaranteed Minimum Death Benefit is equal to the return of a percentage of the initial premium reduced for any withdrawals as follows. The percentage of the initial premium in the Guaranteed Minimum Death Benefit will vary by the issue age when the premium was paid.

Age at time of initial premium payment	Return of initial premium percentage
Up to Age 65	100%
66 to 70	90%
71 to 75	85%
76 to 80	75%
81 to 85	70%

Withdrawals, including those under the Guaranteed Withdrawal Benefit, will reduce the amount of the Guaranteed Minimum Death Benefit. The Guaranteed Minimum Death Benefit after withdrawal is equal to the Guaranteed Minimum Death Benefit before withdrawal, minus the maximum of:

1. The withdrawal; or

2. The withdrawal multiplied by the Guaranteed Minimum Death Benefit before the withdrawal, divided by the cash value before the withdrawal.

Death Benefit After Age 100. If the Policy is still in force on the Policy anniversary on or following the insured’s 100th birthday, the Policy will continue and the death benefit payable will continue to be calculated.

G.	Policy Loans

Policy Loans. After the first Policy year and during the continuance of this Policy, (as long as the Policy is in force), the owner may obtain a Policy loan from the Company at any time by submitting a written, faxed, or telephone request to the Company’s mailing office. The signature of the owner’s spouse may be required.    The minimum loan amount may be at least $500. The maximum loan amount is 90% of the net surrender value. Any Policy loan may be subject to limitations on the Designated Subaccounts. Policy loans will be processed as of the valuation date the request is received at the Company’s mailing address, and loan proceeds generally will be sent to the owner within seven days thereafter.

The Policy, as applied for and issued, will automatically permit the owner to request a loan by telephone, unless the owner provides other instructions. The Company will require the owner to provide certain information for identification purposes when making a loan request by telephone, and may require written confirmation of the request. The Company may reject the request if the loan amount exceeds $50,000 or if the address of record has been changed within the past 10 days.    The Company will also accept fax instructions or requests from the owner regarding loans.

Collateral for Policy Loans. When a Policy loan is made, an amount equal to the requested loan is transferred from the cash value in the subaccounts or fixed account to the loan reserve. This withdrawal is made based on the owner’s current premium allocation instructions, unless the owner specifies a different allocation when requesting the loan.

Interest on Policy Loans. The Company currently charges interest on any outstanding Policy loan at a current effective annual interest rate of 6.0% (6.0% maximum guaranteed) on each Policy anniversary. The Company will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest the Company credits, the net cost of loans currently is 4.0% annually (4.0% maximum guaranteed). After attained age 100, the Company will apply preferred loan interest rates. The current preferred loan interest rate charged is 2.00% effective annually and is guaranteed not to exceed 2.25%. After offsetting the 2% interest the Company credits, the net cost of preferred loans currently is 0% annually (0.25% maximum guaranteed). The Company may declare various loan interest rates, and may apply different rates to different parts of the loan. Loan interest that is unpaid when due will be added to the loan amount on each Policy anniversary and will bear interest at the same rate. An amount equal to the unpaid amount of interest is transferred to the loan reserve from each subaccount and the fixed account based on the owner’s current premium allocation instructions, unless the owner directs otherwise.

Effect on Death Benefit. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount, including accrued loan interest, will be deducted in calculating the death benefit. If at any time the sum of outstanding loans, including accrued loan interest, causes the net surrender value of the Policy to reach zero, the Company will send the owner, and any assignee of record, notice of the default and the owner will have a 61-day grace period to submit a sufficient payment to avoid lapse.

H.	Policy Changes After Age 100.

If the Policy is still in force on the Policy anniversary on or following the insured’s 100th birthday, the Policy will continue, with the following changes:

•	the Company will no longer accept any further premium payments;

•	the Company will no longer deduct the monthly deductions (other than the monthly fixed account asset based charge, if any);

•	the Company will continue to deduct the mortality and expense risk charge, if any;

•	interest will continue to accrue on any Policy loans, as before, and all loans, new and existing, are considered preferred loans;

•	the Company will continue to accept Policy loan repayments and loan interest payments; and

•	the Company will continue to permit Policy loans and withdrawals to be made.

I.	Payments by the Company

Payments of cash withdrawals, surrenders, settlement options, or death benefits proceeds ordinarily will be made within seven days of the valuation date on which the Company receives the request and all required documentation at the Company’s mailing office. The Company may postpone the payment of any such transactions for any of the following reasons:

•	the NYSE is closed, other than customary holiday and weekend closings, or trading on the NYSE is restricted as determined by the SEC;

•	the SEC permits, by an order, the postponement for the protection of policyowners;

•	the SEC determines that an emergency exists that would make the disposal of, or the determination of the value of, securities held in the separate account not reasonably practicable;

•	if the payment is attributable to a check that has not cleared; or

•	when mandated under applicable law.

The Company may defer, for up to six months after the date the Company receives the request, the payment of any proceeds from the fixed account for a transfer, cash withdrawal, death benefit proceeds, or surrender request.

J.	Conversion Rights

At any time within 24 months of the Policy date, the owner may transfer all of the subaccount value to the fixed account. The owner must make this request in writing to the Company’s mailing office.

K.	Redemption Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the subaccounts and the fixed account, except for de minimus amounts. The Company will assume the risk of any non de minimus errors caused by the Company.

L.	Misstatement of Age or Gender

If the insured’s age or gender has been misstated in the application or any supplemental application, then the death benefit under the Policy will be adjusted based on what the premium would have purchased based on the insured’s correct age and gender. No adjustment will be made to the cash value.

M.	Incontestability

The Policy limits the Company’s right to contest the Policy, for reasons of material misstatements contained in the application (or any supplemental application), after it has been in force during the insured’s lifetime for two years from the Policy date or, if reinstated, for two years from the reinstatement date. A new two-year contestability period will apply to each increase in coverage due to an additional premium that requires evidence of insurability, beginning on the effective date of each increase, and will apply only to statements made in the application for the increase.

N.	Limited Death Benefit

The Policy limits the death benefit if the insured dies by suicide, while sane or insane, within two years after the Policy date or the effective date of a reinstatement. The Company’s liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in coverage due to an additional premium that requires evidence of insurability, the Company’s liability with respect to such increase will be limited to the renewal additional premium, less any loans and withdrawals during such period.